Exhibit 99.9

PRESS RELEASE

TotalEnergies Partners with Major International Companies
to Support e-NG Development

Houston, March 18, 2024 – TotalEnergies is joining seven major companies to create an international coalition supporting the development of production and use of e-natural gas (e-NG), a synthetic natural gas produced from renewable hydrogen and CO2.

e-NG can be transported and/or liquefied and then sold like natural gas, using existing infrastructure. It thus can be used by end customers without any adaptation to their facilities, making it a particularly interesting synthetic fuel to support their decarbonization efforts.

TotalEnergies and its partners – Engie, Mitsubishi Corporation, Osaka Gas, Sempra Infrastructure, TES, Tokyo Gas and Toho Gas – are pooling their expertise and efforts to establish the “e-NG Coalition”, whose purpose is to support e-NG development in a reliable, affordable and sustainable way.

The coalition aims to:

▪	promote the use of e-NG and support the emergence of a global market;

▪	foster adequate support by policymakers and harmonization of applicable regulation and standards; and

▪	bolster collaboration between the various stakeholders, along the entire value chain and across all geographies.

TotalEnergies is currently studying the “Live Oak e-NG” project with Tree Energy Solutions (TES), to produce 100,000 to 200,000 tons of e-NG per year in the United States by 2030. The e-NG Coalition will therefore benefit from the expertise TotalEnergies acquires through this project, as well as its expertise in renewable power generation, large-scale project management, gas liquefaction, and green hydrogen project development.

"As a major player in LNG and renewable electricity, and as e-NG pioneers thanks to our Live Oak project, it is important for us to contribute to the establishment of a global coalition for the development of e-NG. This synthetic fuel will contribute to the energy transition by facilitating the decarbonization of certain industrial activities, particularly those that are difficult to electrify, while making use of existing downstream infrastructures," said Stéphane Michel, President, Gas, Renewables & Power at TotalEnergies.

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About the e-NG Coalition:

The e-NG Coalition is a collaborative alliance of pioneering companies that believe electric Natural Gas (e-NG) has a role to play to accelerate the energy transition towards a net-zero carbon future. The Coalition seeks to promote e-NG, build a global market with aligned emissions accounting and certification standards, and bolster cooperation between all stakeholders along the e-NG value chain.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).